

07003697

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENVEST INTERNATIONAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST 55TH STREET, 16TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT KATZ (212) 977-2466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERSON & CORRADO, LLP
(Name – *if individual, state last, first, middle name*)

25 WEST 43RD STREET, SUITE 920	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 20 2007
THOMSON FINANCIAL


MAR 01 2007
202
SECTION
PROCESSING

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT KATZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENVEST INTERNATIONAL, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


TREVOR I. HODGES
NOTARY
My Comm Expires
Dec 22, 2010
PUBLIC
STATE OF NEW JERSEY

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENVEST INTERNATIONAL L.L.C
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

SENVEST INTERNATIONAL L.L.C. AND SUBSIDIARY

TABLE OF CONTENTS

Independent Auditor's Report	1
Financial Statements	
Consolidated Statement of Financial Condition	2
Consolidated Statement of Income	3
Consolidated Statement of Changes in Member's and Stockholder's Equity	4
Consolidated Statement of Cash Flows	5
Notes to Consolidated Financial Statements	6
Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	
Schedule of Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1	9
Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3	10
Independent Auditor's Report on Internal Control	11

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Report

To the Member and Stockholder
Senvest International L.L.C. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Senvest International L.L.C. and Subsidiary as of December 31, 2006, and the related consolidated statements of income, changes in member's and stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Senvest International L.L.C. and Subsidiary as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson & Corrado, LLP

New York, NY
February 20, 2007

SENVEST INTERNATIONAL L.L.C. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2006
ASSETS	
Cash	$ 142,611
Securities owned	
Marketable, at fair market value	116,684,573
Not readily marketable, at estimated fair value	470,358
Receivable from broker	18,129,031
Due from affiliate	2,818,385
Other assets	110,783
Total Assets	$ 138,355,741
LIABILITIES AND MEMBER'S AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair market value	$ 52,877,586
Due to member, net	1,972,368
Accounts payable and accrued expenses	913,126
Total Liabilities	55,763,080
Member's and Stockholder's Equity	82,592,661
Total Liabilities and Member's and Stockholder's Equity	$ 138,355,741

See accompanying notes.

SENVEST INTERNATIONAL L.L.C. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

	YEAR ENDED DECEMBER 31, 2006
Revenue	
Gain on disposition of securities owned	$ 22,340,992
Change in unrealized loss on securities owned	(7,991,585)
Investment management fees	645,172
Interest	765,189
Dividends	658,116
Total revenue	16,417,884
Expenses	
Management fees	3,059,759
Wages and benefits	1,542,288
Dividend expense related to securities sold short	670,449
Travel	276,499
Rent	128,508
Depreciation	11,776
Insurance	6,602
Office	71,041
Professional fees	70,766
Filing Fees	46,964
Telephone	28,183
Total Operating expenses	5,912,835
Income from operations	10,505,049
Other income (expenses)	
Interest	(7,048)
Income tax benefit	994,653
Total other income (expenses)	987,605
Net income	$ 11,492,654

See accompanying notes.

SENVEST INTERNATIONAL L.L.C. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S AND STOCKHOLDER'S EQUITY

	PREFERRED STOCK MINORITY INTEREST	MEMBER'S EQUITY	TOTAL YEAR ENDED DECEMBER 31, 2006
Balance - January 1, 2006	$ 3,894,828	$ 72,720,716	$ 76,615,544
Redemption of preferred shares (minority interest) - *related party*	(3,894,828)	-.-	(3,894,828)
Contributions	-.-	2,429,644	2,429,644
Distributions	-.-	(4,050,353)	(4,050,353)
Net income	-.-	11,492,654	11,492,654
Balance - December 31, 2006	$ -.-	$ 82,592,661	$ 82,592,661

SENVEST INTERNATIONAL L.L.C. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2006
Cash flows from operating activities	
Net income	$ 11,492,654
Adjustments to reconcile net income to net cash provided by operating activities:	
Management fees not paid (related party)	(3,894,828)
Depreciation	11,776
(Increase) decrease in operating assets, net of assets and liabilities from consolidated subsidiary:	
Securities owned, net	(29,786,079)
Other assets	302,699
Receivable from broker	(708,877)
Due from affiliate	6,716,059
Increase (decrease) in operating liabilities	
Securities sold, not yet purchased	18,907,874
Accounts payable and accrued expenses	(2,058,583)
Due to member	550,006
Net cash provided by operating activities	1,532,701
Cash flows from investing activities	
Capital expenditures	(18,290)
Net cash used in investing activities	(18,290)
Cash flows from financing activities	
Contributions from members	2,429,644
Distributions to members	(4,050,353)
Net cash used in financing activities	(1,620,709)
Decrease in cash	(106,298)
Cash at beginning of year	248,909
Cash at end of year	$ 142,611

See accompanying notes.

Note 1 - Organization and Business Activity

Senvest International L.L.C. (the "Company"), is a wholly owned subsidiary of Senvest Capital, Inc., a Canadian concern traded on the Toronto Stock Exchange, which was organized in the State of Delaware in December 1994 as a limited liability company and during 1999 became a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of National Association of Securities Dealers. The Company trades for its own account and has no customers. The operating agreement contains a clause which requires termination of the Company by December 31, 2094.

Note 2 - Summary of Significant Accounting Policies

Principal of consolidations – The accompanying combined financial statements include the accounts of Senvest International LLC and it's majority owned subsidiary, Senvest Fund Management Inc. ("SFM or subsidiary"). All material intercompany accounts and transactions have been eliminated in consolidation.

Securities - Securities transactions are recorded on a trade date basis. The Company transmits all transactions through a clearing broker who maintains the account.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The marketable securities owned are pledged as collateral for the amount payable to the clearing broker.

Income Taxes - The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. However, the Company is required to withhold tax at the treaty rate, if applicable, on their share of the fixed and determinable income. The subsidiary, Senvest Fund Management has elected to be taxed as a C corporation pursuant to the Internal Revenue Code and applicable state laws.

Use of Estimates in Financial Statements - In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Senvest Fund Management, Inc. and Other Related Party Transactions

Senvest Fund Management Inc. ("SFM") is a subsidiary of the Company. During January 2006, SFM amended and restated its sub-advisory management agreements with RIMA Management, LLC ("RIMA"), a related party. The agreement states that SFM will provide research, advice, recommendations on securities and such other investment advisory services to RIMA as necessary or desirable to assist RIMA in its investment management functions. Pursuant to the agreement, SFM is entitled to receive 12% of any fixed fees, basic fees, incentive fees or incentive allocations received by RIMA. In addition, RIMA amended and restated its sub-advisory agreement with Senvest Capital Ltd., which is the parent company of Senvest International L.L.C. Pursuant to this agreement, which contains the same requirements as the agreement between RIMA and SFM, entitles Senvest Capital Ltd. to 48% of the fees earned by RIMA. During 2006, pursuant to these agreements approximately $400,000 of fees were earned by SFM.

At December 31, 2006, RIMA owes SFM approximately $2,800,000 for the research advice, recommendations on securities and other such investment advisement provided during the year.

At December 31, 2006, SFM owes Senvest Capital Ltd. approximately $2,500,000, this is a short term loan, bearing interest at 5%. There are no repayment terms associated with this payable.

The Company advanced Senvest Capital Ltd. approximately $480,000, this is a non-interest bearing short term loan, and has no repayment terms.

During April 2006, Senvest Capital Ltd requested the redemption of the issued 1,900 shares of $1.00 par value preferred stock at $2,049.90 per share by SFM. These shares were redeemed for a total consideration of $3,894,828.

Note 4 - Operating Lease

On May 2, 2005, the Company entered into a new sublease agreement expiring June 30, 2010, to rent office space for a term of five years. Rent expense, including escalation charges for the years ended December 31, 2006 amounted to $128,508. The minimum annual rental commitment under the lease, exclusive of taxes and other charges is summarized as follows:

2007	$127,956
2008	127,956
2009	127,956
2010	63,978
	$ 447,846

Note 5 - Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consisted of trading securities at market value at December 31, 2006 as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$114,449,407	$ 52,877,586
Other securities	2,235,166	-.-
	$ 116,684,573	$ 52,877,586

Securities not readily marketable include investment securities a) for which there is no market on a securities exchange or no independent publicly quoted market, b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. At December 31, 2006, the Company held equity positions in those securities estimated at a fair value of $470,358. It is possible that the estimated value may differ significantly from the amount that might ultimately be realized in the near term, and the difference could be material.

Note 6 - Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2006 the Company's net capital ratio was 0.02 to 1.0 and its net capital was $53,032,937 as compared with required net capital requirement of $100,000.

Note 7 -Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for		
Income taxes	$	610,000

*****

SENVEST INTERNATIONAL L.L.C. AND SUBSIDIARY

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2006
Total members' equity	$ 82,592,661
Deductions and/or charges	
Nonallowable assets	1,990,546
Net capital before haircuts on securities positions	80,602,115
Haircuts on securities	21,058,652
Undue Concentrations	2,809,012
Illiquid securities	3,665,140
6% haircut on foreign currency	36,374
Net capital	$ 53,032,937
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requires (6-2/3% of aggregated indebtness)	60,906
Minimum dollar net capital requirement	100,000
Net capital requirement (greater of above)	100,000
Excess net capital	$ 52,932,937
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 913,126
Aggregate indebtedness	$ 913,126
Ratio of aggregate indebtedness to net capital	0.02:1.0

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A amended as of February 22, 2007.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2006

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Report on Internal Control

To the Member and Stockholder
Senvest International L.L.C. and Subsidiary

In planning and performing our audit of the financial statements of Senvest International L.L.C. and Subsidiary for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and recordation of difference required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives. Also, we believe that the Company was in compliance with the conditions of the exemption at December 31, 2006, and no facts came to our attention that caused us to believe that such conditions had not been complied with during the year then ended.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Berson & Corrado, LLP

New York, NY
February 20, 2007

END